February 6, 2003

Mr. Herbert Scholl
United States Securities and Exchange Commission
Office of EDGAR & Information Analysis
450 Fifth Street, N.W. Mail Stop 3-7
Washington, D.C.  20549

RE:  Farmland Industries, Inc.
Registration Statement on Form S-2
File No. 333-74008

Dear Mr. Scholl,

Farmland has not sold, nor do we plan to sell, any of the securities registered ($100 million of Demand Loan Certificates and $260 million of Subordinated Debenture Bonds) on Form S-2, File No. 333-74008.  Therefore, pursuant to Rule 477 of Regulation C under the Securities Act of 1933, we hereby request that Registration Statement on Form S-2, File No. 333-74008, be withdrawn.

Sincerely,

/s/ STEVEN R. RHODES
Steven R. Rhodes
Executive Vice President and Chief Financial Officer
Farmland Industries, Inc.